August 1, 2019

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Monogram Orthopaedics, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed July 10, 2019

File No. 024-10973

Dear Ms. Ravitz,

We acknowledge receipt of comments in your letter of July 26, 2019 regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Form 1-A filed July 10, 2019 The Offering, page 5

1.	We note your disclosure added in footnote (3). However, if you are required to issue the licensor additional shares for no additional consideration when you sell the securities in this offering, please revise to clarify and disclose the amount that you would be required to issue to the licensor if you sell all of the securities in this offering. We note for example section 6.1 in exhibit 6.24.

The Company has revised its disclosure in footnote (3) on page 5 of the Offering Statement to clarify and disclose the amount that the Company would be required to issue to the licensor if it were to sell all of the securities in this offering.

Use of Proceeds to Issuer, page 17

2.	Please expand you response to prior comment 6 to tell us the nature of the transactions generating the accounts payable to your director mentioned on pages F-17 and F-18, and

Benjamin Sexson

Monogram Orthopaedics, Inc. August 1, 2019

the source of funds to pay those amounts payable. Also, revise the last sentence of your response to clarify where you addressed the salary increase and post-termination payments mentioned in exhibit 6.2.

The nature of the transactions generating the accounts payable to a director of the Company on pages F-17 and F-18 are as follows:

“The Company owes a board member $71,000 and $28,000 in notes payable at December 31, 2018 and 2017, respectively. The same board member is also owed $3,129 and $589 in accrued interest payable, and $26,488 and $0 in accounts payable at December 31, 2018 and 2017, respectively.”

The “board member” that is the holder of the notes described above is Doug Unis. The “notes payable” are comprised of a $50,000 convertible promissory note for which only $28,000 was received by the Company (filed as Exhibit 6.5), a $28,000 convertible promissory note contributed by the spouse of the board member (filed as Exhibit 6.7), and a $15,000 convertible promissory note (filed as Exhibit 6.8). As such, the notes payable to Doug are comprised of $22,000, $28,00, and $15,000, which total $71,000.

The Company will not use proceeds from the offering to repay these notes or any accrued interest on these notes.. The only notes that will be repaid using proceeds from the offering are the notes held by Ron Lennox. The Com

The “Accounts Payable” is comprised of expenditures by Mr. Unis for the benefit of the Company that the Company intended to reimburse. As of the date of this letter, the Company has reimbursed Mr. Unis the amounts owed to him.

The Company has revised footnote (2) in the “Use of Proceeds” section to make clear that the proceeds from the offering will not be used to repay any indebtedness owed to Doug Unis. The Company has also revised footnote (1) on page 28 of the Offering Statement in the “Compensation of Directors and Executive Officers“ section to address the salary increase and post-termination payments mentioned in Exhibit 6.2, as well as footnote (1) on page 17 in the “Use of Proceeds” section.

Voting Rights, page 31

3.	We note your response to prior comment 10 and your disclosure that the Series A Preferred Stock will not be entitled to any voting rights unless at least 25% of the initially issued shares of Preferred Stock remain outstanding. In an appropriate section of your document, clarify how you will determine the number of initially issued shares. In this regard, we note your disclosure on page 2 that you may hold a series of closings; it is unclear whether only the shares in the initial closing will be used for the 25% calculation. It is also unclear whether shares issued upon conversion of notes or upon exercise of warrants will be considered when calculating the 25%.

The Company has amended its Certificate of Incorporation to remove the provisions that require at least 25% of the initially issued shares of Preferred Stock to be outstanding for the Series A Preferred Stock to be entitled to voting rights. The Company’s amended Certificate of Incorporation no longer requires any amount of shares of Preferred Stock to be outstanding for the Series A Preferred Stock to be entitled to voting rights.

4.	Please disclose the veto rights mentioned on page 11.

The Company has revised its disclosure on page 31 of the offering statement in the “Securities Being Offered” section to disclose the “veto rights” previously mentioned on page 11 of the offering statement.

Exhibits

5.	We note your response to prior comment 14 that exhibit 6.23 represents the warrants mentioned on page F-18; however, exhibit 6.23 appears to be a warrant to acquire preferred stock, while page F-18 refers to a warrant to purchase common stock. Please clarify, and revise your offering circular disclosure as appropriate. Also, please tell us whether that warrants can be exercised to purchase shares in this offering.

The Company has revised F-18 to refer to a warrant to purchase preferred stock, as the previous reference to common stock was made in error.

The Company has received a representation from the warrant holder in Exhibit 6.23 that the it does not intend to exercise this warrant to purchase shares in this offering. The Company is relying on this representation. Nonetheless, the Company has revised its disclosure in the “Dilution” section to discuss the effects if the warrant is exercised.

6.	Please tell us how you determined which information to file as exhibit 13. We note for example that a pitch deck and what appear to be messages from your CEO do not appear to be included in exhibit 13. Include in your response how you determined that the exhibits reflect the content of the videos.

The Company and its placement agent determined what materials have been made available to prospective investors at the time of each filing and included those as exhibits to the offering circular. In the July 10, 2019 1-A/A submission, the Company’s offering page was filed as Exhibit 13.1, which featured a pitch deck, but did not contain the contents of the pitch deck.. Subsequently, two videos were uploaded to the Company’s offering page. The Company is now providing transcripts of these two videos as Exhibit 13.6, as well as a copy of the Company’s pitch deck as Exhibit 13.7. In addition, the Company is now providing full copies of the messages from the CEO mentioned on the Company’s discussion boards as Exhibit 13.5, as well as transcripts of webinars that the company has conducted in Exhibit 13.4. Finally, the Company has updated Exhibits 13.1, 13.2, and 13.3 with new or updated materials that have been provided to investors since the last filing.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.

53 Bridge Street, Unit 507

Brooklyn, New York, 11251